Exhibit 99.1

Shinhan EZ General Insurance, Ltd. joined Shinhan Financial Group as a subsidiary

On June 30, 2022, Shinhan EZ General Insurance, Ltd. (“Shinhan EZ General Insurance”) joined Shinhan Financial Group as a direct subsidiary. Shinhan Financial Group acquired majority ownership (7,230,174 shares, 94.54%) of Shinhan EZ General Insurance for the final purchase price of KRW 41 billion, 0.11% of Shinhan Financial Group’s total assets as of fiscal year end 2021 on a separate basis. The total number of direct subsidiaries of Shinhan Financial Group after the addition of Shinhan EZ General Insurance is 17.

Period FY2021	Total Asset	Total liabilities	Total equity	Share capital
	(in millions of KRW)
	137,274	76,461	60,813	38,237